JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

     (a joint stock limited company incorporated in the People's Republic of
                 China with limited liability)(Stock Code: 0368)

                      Interim Results Warning Announcement

The Company and its directors warrant the truthfulness, accuracy and completeness of the contents of this announcement, and there are no misrepresentations or misleading statement, or material omissions from, this announcement.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Pursuant to the rules and regulations governing the disclosure of information by the companies with shares listed on the Shenzhen Stock Exchange, Jilin Chemical Industrial Company Limited (the "Company") is required to publish a results warning announcement for the first half of 2005 on the Shenzhen Stock Exchange.

The Company's performance has declined substantially due to the continuing increase in the price of crude oil in the domestic and international markets, which has exceeded the increase in the price of processed oil. The board of directors (the "Board") of the Company wishes to announce that the net profit of the Company for the first half of 2005 is expected to decrease by over 50% as compared with the corresponding period of 2004.

Detailed information on the net profit of the Company for the first half of 2005 will be disclosed in the Company's interim results announcement to be published on 15 August 2005.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

                                                           By order of the Board
                                                                Zhang Liyan
                                                          Secretary to the Board

Jilin, PRC

13 July, 2005

As at the date of this announcement, the Board consists of the following directors:

Executive directors:                  Yu Li, Shi Jianxun, Zhang Xingfu

Non-executive directors:              Xu Fengli, Ni Muhua, Jiang Jixiang,
                                      Lan Yunsheng

Independent non-executive directors:  Wang Peirong, Lu Yanfeng, Zhou Henglong,
                                      Fanny Li